CUSIP No. 982569-10-5

1	NAME OF REPORTING PERSONS Liangren Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,878,876
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,878,876
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of Wuhan General Group (China), Inc., a Nevada corporation (the “Company”). The Company’s principal executive office is Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone, Wuhan, Hubei 430200, People’s Republic of China.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed by Mr. Liangren Yao, a natural person.

(b)           The address of the Reporting Person is No. 3 Duqingtang Bailu, Yinghai Town, Daxing District, Beijing, 100076.

(c)           The Reporting Person’s principal occupation is an executive officer of Beijing Zhongtianqi Investment Co. Ltd.

(d)           The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds is approximately $200,000 and from the Reporting Person himself.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares covered by this Schedule 13D by purchasing the shares on the OTC for strategic investment. Currently the Reporting Person has no present plan or proposal which would relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) Any change in the present board of directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Company; (f) Any other material change in the Company’s business or corporate structure; (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto, subject to applicable regulatory requirements.

Item 5.	Interest in Securities of the Company.

The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b)  The percentages used herein are calculated based upon the 33,926,545 Shares outstanding as disclosed by the Company in its recently filed Form 10-K.

As of the date of this Schedule 13D, the Reporting Person beneficially owned in the aggregate 1,878,876 Shares. Such Shares constitute approximately 5.54% of the outstanding Shares.

The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him.

(c)           Except for the transactions described herein, there were no transactions effected in the past sixty days in the Shares by the Reporting Person.

(d)           To the knowledge of the Reporting Person, no persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 21, 2013

By: /s/ Liangren Yao